SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 5, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE
August 5, 2015

Nokia to change stock symbol (trading code) to NOKIA

Nokia Corporation
Stock Exchange Release
August 5, 2015 at 8:00 (CET +1)

Nokia to change stock symbol (trading code) to NOKIA

Espoo, Finland - Nokia today announced that it is changing its stock symbol (trading code) on Nasdaq Helsinki to NOKIA, effective at the start of trading on Monday, August 10, 2015. The previous stock symbol for Nokia’s shares on Nasdaq Helsinki was NOK1V. Nokia will also change its trading code for its New Shares 2015 from NOK1VM0115 to NOKIAM0115 on Nasdaq Helsinki’s INET trading system. Nokia’s American Depository Shares will continue to trade on the New York Stock Exchange under the stock symbol NOK.

This stock symbol change recognizes Nokia’s 150th anniversary in 2015. After trading on the Helsinki Stock Exchange for 100 years, we are pleased to change the stock symbol to NOKIA as we celebrate our remarkable history and continue to transform the company to realize the potential of the Programmable World.

The Nokia of today is the result of two major transformations carried out in recent years: the purchase of Siemens’ share of what was then Nokia Siemens Networks in 2013, followed by the sale of substantially all of the Devices & Services business to Microsoft in 2014.

What has emerged is a strong, global technology company focused on a world where almost all people and billions of devices — 50 billion or more by 2025 — are connected. It is from this foundation of strength that Nokia has taken the next steps in its transformation process. On April 15, 2015, Nokia announced the proposed combination with Alcatel-Lucent to create an innovation leader in next generation technology and services for an IP connected world. This was followed by Nokia’s announcement on August 3, 2015, of the proposed sale of its HERE business to an automotive industry consortium. Going forward, Nokia will focus on completing the planned combination with Alcatel-Lucent and developing its industry-leading Networks business and licensing and innovation engine Nokia Technologies.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia

Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Forward-looking Statements

This stock exchange release contains forward-looking statements, such as statements that relate to the potential combination involving Alcatel-Lucent, Nokia’s future financial expectations, and the potential transaction involving our HERE business. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “would,” “will,” “may” and similar expressions. These statements are based on current decisions and plans and currently known factors. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties include: the impact of the potential combination involving Alcatel-Lucent; the impact of the potential transaction involving HERE; the performance of the global economy; the receipt of regulatory approval for the HERE and Alcatel-Lucent transactions; the effect of changes in governmental regulations, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission.

Enclosures:

Nokia stock exchange release dated August 5, 2015:

Nokia to change stock symbol (trading code) to NOKIA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal